LINCOLN
MINING CORPORATION

Suite 350 -885 Dunsmuir Street
Vancouver, BC
V6C 1N5
Tel: 604-688-7377
Web: www.lincolnmining.com

LINCOLN MINING ADVANCES PINE GROVE GOLD PROPERTY, NEVADA

August 26, 2009

Vancouver, British Columbia – Lincoln Mining Corporation, TSX-V: LMG ("Lincoln Mining" or the "Company") is pleased to announce that it is in the process of advancing the Pine Grove gold property in Lyon County, Nevada. Lincoln has contracted Dudley Thompson Mapping Corporation Inc., of Surrey, BC, for new photogrammetry suitable for mine-site engineering. Ground survey control and aerial photography are planned for September. JBR Environmental Consultants in Reno, Nevada has been contracted to handle all stages of permitting. JBR's work has commenced and will include vegetation and wildlife surveys, soils assessment, cultural surveys, hydrological surveys and drill permitting with both the State of Nevada and the U.S. Forest Service. Metallurgical tests on large-diameter core are planned through McClelland Laboratories in Reno, Nevada. Lincoln is presently seeking a contractor to compile a scoping study.

Combined Inferred resources in the Wheeler and Wilson deposits based upon 194 drill holes are estimated at 6.06 million tons grading 0.053 opt gold (assays capped at 0.500 opt gold) containing approximately 320,000 ounces gold. The deposit offers potential for open-pit mining and heap-leach processing. Lincoln plans to conduct additional drilling to reaffirm and upgrade the Inferred resources by twinning past exploration holes that contain significant gold intercepts and to carry out exploration drilling on targets which hold potential for resource expansion.

Mr. Jeff Wilson, Vice President Exploration, from Carson City, Nevada, is supervising the company's programs at the Pine Grove Property and is the "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects" and is responsible for the technical disclosure contained in this news release.

Lincoln Mining Corporation is a Canadian-based mineral exploration and development company with several projects in various stages of exploration, which include the Pine Grove and Hannah gold properties in Nevada and the La Bufa gold-silver property in southwestern Chihuahua, Mexico.

For further information, please contact Investor Relations at 604-688-7377 or visit the Company's website at www.lincolnmining.com.

On behalf of Lincoln Mining Corporation

"Paul Saxton"

Paul Saxton, President & CEO

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS OR INFORMATION. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS RELEASE, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING FUTURE PLANS AND OBJECTIVES OF LINCOLN MINING ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANIES' PLANS OR EXPECTIONS INCLUDE AVAILABILITY OF CAPITAL AND FINANCING, GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, REGULATORY CHANGES, TIMELINES OF GOVERNMENT OR REGULATORY APPROVLALS AND OTHER RISKS DETAILED HEREIN AND FROM TIME TO TIME IN THE FILINGS MADE BY THE COMPANY. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF ANY NEW INFORMATION, FUTURE EVENTS OR OTHERWISE REQUIRED BY APPLILCABLE SECURITIES LEGISLATION.